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Exhibit 99.4

Liberty Media International, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

June [    ], 2004

Dear Fellow Shareholder of Liberty Media International, Inc.:

It is my pleasure to welcome you as a shareholder of Liberty Media International, Inc.

Through our subsidiaries and affiliates, we provide broadband distribution services and video programming services to subscribers in Europe, Japan, Australia and Latin America. As a separate company, we plan to focus our energies on maximizing the value of our businesses and our company as a whole. With the help of our experienced management team, we intend to increase our international subscriber base and average revenue per subscriber, upgrade the quality of our networks infrastructures and leverage the reach of our broadband distribution systems to create new opportunities for our content businesses.

Our Series A common stock and Series B common stock will trade on the Nasdaq National Market under the symbols "LBTYA" and "LBTYB," respectively, beginning on June [    ], 2004.

We invite you to learn more about our company by reviewing the enclosed information statement. We hope you share our excitement about our future as an independent, publicly traded company.

Sincerely,

John C. Malone
President, Chief Executive Officer
and Chairman of the Board

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  Exhibit 99.4